File No. 70-10108

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       -----------------------------------

                           Certificate of Notification
                                    under the
                   Public Utility Holding Company Act of 1935
                      ------------------------------------

                        American Transmission Company LLC
                               ATC Management Inc.
                        N19 W23993 Ridgeview Parkway West
                            Waukesha, Wisconsin 53188


                  American Transmission Company LLC ("ATCLLC") and ATC Management Inc. ("ATCMI" and together with ATCLLC, the "Applicants") hereby submit the following Rule 24 certificate of notification. As required by the Commission's orders in this matter, Applicants are hereby disclosing the following information:

                  (i) The sales of any equity securities by ATCLLC or ATCMI and the purchase price per share or Member Unit;

         In the period from October 1, 2003 through December 31, 2003 ATCMI issued 108 Class A shares. All shares issued in this period were issued at a price of $10.00 per share.

         In the period of October 1, 2003 through October 31, 2003, ATCLLC issued 54,661 Member Units, all at a Member Unit price of $11.08. In the period of November 1, 2003 through November 30, 2003 ATCLLC issued 30,446 Member Units, all at a Member Unit price of $11.12. In the period of December 1, 2003 through December 31, 2003 ATCLLC issued 738,030 Member Units, all at a base Member Unit price of $11.16.

         Tax-exempt Members purchased 1,729,068 of the Member Units in the quarter which this report covers, and, as provided in the Operating Agreement of ATCLLC, were required to pay an additional premium for the Member Units purchased. This premium varied from 6.11% to 12.88% per Member Unit and the cumulative amount of this premium was $276,942. Thus, in this quarter, ATCLLC issued a total of 823,137 Member Units for a total of $9,457,561.

                  (ii) The amount and terms of any long-term debt issued by ATCLLC during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date;

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         The amount of long-term debt issued during the quarter was  $30,000,000 issued on October 31, 2003 at a rate of 6.79%. Of the  $30,000,000,  $21,000,000 has a maturity date of August 31, 2033 and $9,000,000 has a maturity date of August 31, 2043.

         There was no short-term debt outstanding at the end of the quarter.

                  (iii) A description of any utility assets acquired during the quarter and the consideration for each;

         On December 31, 2003 ATCLLC acquired from the Upper Peninsula Public Power Agency transmission assets comprised of transmission lines, substations and associated land rights and inventory, having a net book value of $773,486 in consideration for cash and Member Units as described in (i), above. Also on that date, ATCLLC acquired transmission assets comprised of transmission lines, substations and associated land rights and inventory, having a net book value of $5,852,648 in consideration for 524,431 Member Units issued to WPS Investments, LLC.

                  (iv)  Balance  sheets  and  income   statements   prepared  in
accordance with generally accepted accounting principles for ATCLLC as of the end of each of the quarter for the first three calendar quarters;

         Not applicable.

                  (v) Audited financial statements with notes as of the end of the calendar year;

         See Exhibit 99.1.

                  (vi) In the Rule 24 Certificate filed for the last calendar quarter, a report listing by expense category the amount of operational, managerial and administrative services provided by ATCMI to ATCLLC during the calendar year.

         See Exhibit 99.2.

Dated: March 31, 2004

                                              ATC MANAGEMENT INC.,
                                              for itself and as Manager of
                                              AMERICAN TRANSMISSION COMPANY LLC


                                              By: /s/ Walter T. Woelfle
                                              ----------------------------------
                                              Name:   Walter T. Woelfle
                                              Title:  Vice President, Legal and
                                                      Secretary